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Notice of Annual General
Meeting of Members

May 14, 2008

and

Management Information Proxy Circular

Aurizon Mines Ltd.
www.aurizon.com

Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the members of AURIZON MINES LTD. (the “Company”) will be held in the Boardroom of Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Wednesday, May 14, 2008, at the hour of 2:00 p.m., Pacific Daylight Time, for the following purposes:

1.

To receive and consider the Annual Financial Report of the Company containing the audited consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2007;

2.

to fix the number of directors at eight (8);

3.

to elect directors for varying terms;

4.

to appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;

5.

to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice of Meeting.  For those members who HAVE requested it, a copy of the Annual Financial Report also accompanies this Notice of Meeting.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice of Meeting.

DATED this 18th day of March, 2008.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

INFORMATION CIRCULAR

Aurizon Mines Ltd. (the “Company”) is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on May 14, 2008 and at any adjournments.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The cost of solicitation by management will be borne by the Company.  The information contained herein is given as of March 18, 2008, unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

(A)

AUTHORIZED SHARES

The Company is authorized to issue unlimited common shares without par value and unlimited preferred shares without par value.

(B)

ISSUED AND OUTSTANDING SHARES

147,206,048 Common Shares and no Preferred Shares were issued and outstanding, as at March 18, 2008.

(C)

VOTING SHARES

Persons who are registered shareholders of Common Shares at the close of business on March 18, 2008, will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held.

(D)

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all Common Shares of the Company.

ELECTION OF DIRECTORS

At each annual general meeting, directors shall be elected to fill the places of the directors whose terms of office expire at the meeting, but if the number of directors is changed pursuant to the Company’s Articles at or prior to the meeting, a greater or lesser number of directors shall be elected accordingly.  A director whose term of office expires shall be eligible for re-election.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at eight (8).

With respect to the election of directors:

i.

the terms of office of Ms. Diane Francis and Messrs. Frank A. Lang, Ian S. Walton and Robert Normand expire at the Meeting.  Messrs. Lang and Normand have advised the Company that they intend to retire from the Board and will not stand for re-election at the annual meeting of shareholders to be held on May 14, 2008.

ii.

the terms of office of Messrs. Sargent H. Berner, Louis Dionne and David P. Hall will expire at the third next succeeding annual meeting of the shareholders subsequent to May 16, 2006.

iii.

the terms of office of Messrs. Brian S. Moorhouse and Richard Faucher, will expire at the third next succeeding annual meeting of the shareholders subsequent to May 11, 2007.

The Company has an audit committee, members of which are set out below.  The Company also has an executive compensation and corporate governance committee, members of which are set out below.

DIRECTORS
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed ‚
Management of the Company proposes to nominate the following person for election as a director for a term expiring at the third next following annual general meeting.
ANDRE FALZON Ontario, Canada Age: 53	NIL

Mr. Falzon, a Chartered Accountant, has been a senior financial executive with over 20 years of practical financial and management experience, particularly within the mining industry.  For most of those years he was Vice President and Controller of Barrick Gold Corporation.  Mr. Falzon was responsible for all of Barrick’s financial reporting requirements, planning as well as being involved in related aspects of business acquisitions, financings and mine development activities.  Most recently he was Vice President, Planning and Compliance and was responsible for the establishment and management of Barrick’s SOX 404 compliance and internal audit functions.  Mr. Falzon is also a Director and the Chairman of the Audit Committee of Alturas Minerals Corp.

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 14, 2008, for election as directors for a term expiring at the third next following annual general meeting.

DIANE FRANCIS Ontario, Canada Age: 61 Director since August 23, 2007	12,000

Ms. Diane Francis is the Editor-at-Large of the National Post and is an experienced financial journalist, renowned for her columns which appear in The Financial Post section of the National Post.  She is also a broadcaster and author of eight best-selling books and is a sought-after speaker, host of events and participant in conferences around the world.  She has been honoured with many prestigious awards from associations, publications and universities across the country, most recently as a Distinguished Visiting Professor at the Rogers School of Management, Ryerson University.

DIRECTORS
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed ‚
IAN S. WALTON British Columbia, Canada Age: 54 Director since June 30, 1993 Executive Vice-President and Chief Financial Officer	420,950

Mr. Walton is the Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd.  Mr. Walton is a Chartered Accountant and has been involved with public companies in the mining industry for more than 25 years. Mr. Walton is responsible for all of the Company’s financial activities and treasury functions, including gold sales and gold and f/x hedging.  Mr. Walton is experienced with all aspects of mining finance, included project debt and equity financings.  Mr. Walton has been involved with Aurizon since its inception in 1988.

The Company’s directors whose term of office do not expire at the Meeting of shareholders to be held on May 14, 2008, are set out below.  Information concerning such persons, as furnished by the individual directors, is as follows:

SARGENT H. BERNER British Columbia, Canada Age: 67 Director since June 28, 1988 Member, Executive Compensation and Corporate Governance Committee	270,700

Mr. Berner is the President of Kent Avenue Consulting Ltd., a private company which provides business consulting services to a number of publicly traded companies.  From 1976 to 2004 he was a partner of the Vancouver law firm of DuMoulin Black LLP, specializing in corporate, mining, mergers, acquisitions, reorganizations and securities law, and served as Managing Partner of that firm from 1994 to 1996.  Mr. Berner graduated from the University of British Columbia with a B.A. in 1963 and LL.B. in 1966; and from the London School of Economics, London, England with a LL.M. in 1967. Mr. Berner served as a full-time faculty member of the Faculty of Law, University of British Columbia, from 1968 to 1976.  He was a member of the Corporate and Financial Services Commission, British Columbia, from 1975-1977; and the Vancouver Stock Exchange Advisory Committee, from 1993-1994. Mr. Berner is currently a Retired Member of the Law Society of B.C. and  holds directorships in the following reporting issuers (other than Aurizon): Bordeaux Energy Inc., Cream Minerals Ltd., Canadian Small Cap Resource Fund 2004 Limited Partnership, Canadian Small Cap Resource Fund 2005 No. 1 Limited Partnership, Emgold Mining Corporation, NovaDX Ventures Corp., Olivut Resources Ltd., Pacific Ridge Exploration Ltd., Palo Duro Energy Inc., Sultan Minerals Inc., Titan Logix Corp., ValGold Resources Ltd., Cap-Link Ventures Corp., Magnate Ventures Inc., and Reva Resources Corp.

DIRECTORS
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed ‚
LOUIS DIONNE Ontario, Canada Age:55 Director since May 16, 2006	NIL

Mr. Dionne, P. Eng., is a mining engineer consultant and has spent over 20 years in the operation and development of gold properties, most recently as President and CEO of Richmont Mines Inc, a Canadian gold producer.  Prior to his service with Richmont, Mr. Dionne was Senior Vice President, Underground Operations for Barrick Gold Corporation, where he also provided technical input and leadership in the area of corporate mergers and acquisitions.  Mr. Dionne holds directorships in other reporting issuers as follows:  Beaufield Resources Inc. and Detour Gold Corporation.

RICHARD FAUCHER, Quebec, Canada Age: 59 Director since June 17, 1999 Member, Audit Committee; and Member, Executive Compensation and Corporate Governance Committee	20,000

Mr. Faucher is a Professional Engineer trained in metallurgical engineering and is the President and Chief Executive Officer of Canadian Royalties Inc.  Mr. Faucher has held senior management positions in several large mining companies and metallurgical projects, including the position of President of Niocan Inc., Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp.  Mr. Faucher completed the Directors Education Program at McGill University in 2006. Mr. Faucher holds directorships in other reporting issuers as follows:  Canadian Royalties Inc., Globestar Mining Inc., and Plexmar Resources Inc.

DIRECTORS
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed ‚
DAVID P. HALL British Columbia, Canada Age: 61 Director since June 28, 1988 Chairman, President and Chief Executive Officer	763,042

Mr. Hall is the Chairman, President and Chief Executive Officer of Aurizon Mines Ltd. and has been involved in the management of mineral exploration, development and operating companies, including Aurizon's predecessor companies, since 1981.  Mr. Hall has been instrumental in securing significant project debt and equity financings for a number of mining projects, including the Golden Giant Mine, in Hemlo, Ontario; and the Sleeping Giant, Beaufor and Casa Berardi mines in Quebec.  Mr. Hall is a Chartered Accountant and from 1970 to 1981, worked for PricewaterhouseCoopers in Scotland, Bermuda and Vancouver, B.C.  Mr. Hall is a member of the Institutes of Chartered Accountants of British Columbia and Scotland.  Mr. Hall holds a directorship in one other reporting issuer as follows:  Yale Resources Ltd.

BRIAN S. MOORHOUSE British Columbia, Canada Age: 68 Director since June 28, 1988 Lead Director; Chairman, Executive Compensation and Corporate Governance Committee; Member, Audit Committee	225,200

Mr. Moorhouse is President of Vega Management Corporation, a private investment management company of which he is also the principal shareholder. Mr. Moorhouse has a commerce degree with a major in economics and he formerly worked in the investment industry as an advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd.



The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees and Directors.

‚

Common Shares and Options beneficially owned, directly or indirectly, or over which control or direction is exercised as at March 18, 2008, is based upon information furnished to the Company by individual Directors.

No proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial offer;

 (b)

is, as at the date of the Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the disclosure above regarding the proposed directors, "order" means

(a)

a cease trade order;

(b)

an order similar to a cease trade order; or

(c)

an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

EXECUTIVE COMPENSATION

(A)

COMPENSATION OF NAMED EXECUTIVE OFFICERS (NEOS)

The following table (presented in accordance with National Instrument Form 51-102F6 - "Form 51-102F6") sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer and the other three most highly compensated executive officers of the Company as at December 31, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria except that the individual was not serving as such an officer of the Company at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position as at 12/31/07	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted Under Options (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
David P. Hall Chairman, Chief Executive Officer & President	2007 2006 2005	228,000 219,000 209,000	82,080 88,000 84,000	  	325,000 ‚ 240,000 240,000	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A
Ian S. Walton, Executive Vice-President & Chief Financial Officer	2007 2006 2005	180,000 173,000 166,000	48,600 52,000 50,000	  	285,000 ‚ 240,000 240,000	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A
Michel Gilbert, Vice-President	2007 2006 2005	171,000 151,000 130,000	62,000 156,000ƒ 18,000	  	300,000 ‚ 210,000 120,000	NIL NIL NIL	N/A N/A N/A	N/A N/A N/A



Perquisites and other personal benefits for the officers in the periods covered did not exceed the lesser of $50,000 and 10% of his total salary and bonus for the respective year.

‚

The Options are subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant and 25% vest three years from the date of grant.

ƒ

Includes a Discovery Bonus associated with the Casa Berardi mine.

(B)

LONG-TERM INCENTIVE PLAN (LTIP) AWARDS

The Company does not have a LTIP.

(C)

OPTION GRANTS/STOCK APPRECIATION RIGHTS (SARS)

The Company does not grant stock appreciation rights or SARS.  The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, employees, directors and service providers to the Company (the “Plan”).

The following options were granted to the Named Executive Officers during the most recently completed financial year.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2007
NEO Name	Securities Under Options Granted  (#)	% of Total Options Granted to Employees ‚ in Financial Year	Exercise or Base Price ƒ ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David P. Hall , Chairman, Chief Executive Officer & President	200,000 125,000	7.5% 4.6%	$4.10 $3.74	$4.10 $3.74	April 4, 2012 Dec. 12, 2012
Ian S. Walton, Executive Vice-President & Chief Financial Officer	175,000 110,000	6.5% 4.1%	$4.10 $3.74	$4.10 $3.74	April 4, 2012 Dec. 12, 2012
Michel Gilbert, Vice-President	150,000 150,000	5.6% 5.6%	$4.10 $3.86	$4.10 $3.86	April 4, 2012 May 11, 2012



The Options are subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant and 25% vest three years from the date of grant.

‚

A total of 3,761,000 options were granted during the year ended December 31, 2007, of which 2,661,000 options were granted to Employees, including the NEOs, and 1,110,000 options were granted to directors, excluding the NEOs.

ƒ

The exercise price of stock options is determined by the Board of Directors, but shall in no event be less than the market price of the common shares of the Company on the Toronto Stock Exchange at the time of the grant of the option.  The market price is the closing price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted, or if no sale is reported on such day, the closing sale price on the last previous business day on which such shares were traded.

(D)

OPTION EXERCISES AND YEAR END OPTION VALUES

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

AGGREGATE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
DECEMBER 31, 2007 AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realizedj ($)	Unexercised but exercisable Options at Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised but exercisable in-the-Money Options at Financial Year Endj k ($) Exercisable/Unexercisable
David P. Hall, Chairman, Chief Executive Officer & President	-	-	561,250/243,750	$946,062/$12,187
Ian S. Walton, Executive Vice-President & Chief Financial Officer	50,000	$112,500	501,250/213,750	$827,075/$10,725
Michel Gilbert, Vice-President	42,500	$84,832	362,500/225,000	$531,150/$1,125

Notes:

j

Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise base price of the options.

k

Maximum notional value at December 31, 2007.  The closing price of the Company’s shares on the last trading day of 2007, December 31, 2007, was $3.87 per share.

 (E)

OPTION RE-PRICING

During the most recently completed financial year, the Company has not re-priced downward any options held by the Named Executive Officers.

(F)

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan for the Named Executive Officers or Directors of the Company.

(G)

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Company has employment agreements with each of the Named Executive Officers, which provide for payment of severance in the event of termination by the Company without cause, or termination for good cause by the employee (including as a result of a material reduction in the Employee’s responsibilities, title or reporting duties), provide for the acceleration of the vesting period for unvested options and permit exercise of options until the earlier of their original expiry date and one year after termination.  In addition, in the event of a 'change of control' (as defined in the agreements), each Named Executive Officer has the right to elect within six (6) months thereafter to resign and receive severance in lieu of further salary.

The agreements of each of David P. Hall and Ian S. Walton provide for severance equal to three (3) times annual salary as at the date of termination plus (3) times average annual bonus, calculated as the average of the annual bonus paid in the three (3) fiscal years prior to date of termination.

The agreement for Michel Gilbert provides for severance equal to the sum of one year annual salary as at the date of termination, one additional month salary for each year of service or part thereof commencing August 19, 1996, and Mr. Gilbert’s average annual bonus, subject to a maximum severance amount equal to three (3) times Mr. Gilbert’s then current annual salary or such greater amount as may be determined by the Company’s Executive Compensation Committee from time to time.

See Summary Compensation Table as set out in item (A) above for information concerning the Annual Salary and Bonus paid to the Named Executive Officers.  Effective January 1, 2008, the Board approved an increase in Annual Salaries.  The Annual Salaries of the Named Executive Officers effective as of January 1, 2008, are as follows:  David P. Hall, President & CEO:  $320,000, Ian S. Walton, Executive Vice-President and Chief Financial Officer:  $250,000; and Michel Gilbert, Vice-President:  $235,000.

(H)

COMPOSITION OF THE EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

The Company’s Executive Compensation and Corporate Governance Committee reviews and makes recommendations regarding the compensation of executive officers of the Company.  Messrs. Berner, Faucher and Moorhouse were members of the Executive Compensation and Corporate Governance Committee (the “ECCG Committee”) up until May 11, 2007.  On May 11, 2007, Mr. Louis Dionne replaced Mr. Faucher on the ECCG Committee and during the remainder of the year the ECCG Committee was comprised of Messrs. Berner, Dionne and Moorhouse.  Messrs. Berner, Faucher and Moorhouse are independent directors.  Mr. Louis Dionne, a mining consultant, is periodically engaged by the Company, on an "as needed" basis, to review projects, evaluate business opportunities and conduct reviews of certain aspects of the Company’s operations for which he is paid a consulting fee and, as a result, is not considered to be an independent director.

(I)

REPORT ON EXECUTIVE COMPENSATION

The compensation of the Company’s CEO and CFO is reviewed annually by the ECCG Committee.  The ECCG Committee also evaluates the performance of the Company’s CEO and reviews the design and competitiveness of the Company’s compensation plans.  The Company’s executive compensation program consists of an annual base salary, performance bonus and a longer term component, consisting of stock options.

(a)

Executive Compensation Program

The Company’s executive compensation program is based on a 'pay for performance' philosophy.  The program is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are set at levels which are intended to be competitive with the base salaries paid by corporations of a comparable size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of the executives and senior managers with the longer term interests of shareholders.  The Company may retain independent compensation consultants to assess its executive compensation relative to the marketplace.  In addition, the Company participates and subscribes to various surveys on executive compensation, which provide competitive data reflecting comparable knowledge, skills and talents and related compensation levels.  The Company also collects executive compensation data from public filings of other corporations of similar size within the mining industry.  Variables such as asset size, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in fixing compensation levels.

Corporate objectives are reviewed annually by the ECCG Committee and recommendations in relation thereto are made to the full Board.  The Board of Directors annually reviews the recommendations and establishes the Company’s corporate objectives for the following year (the “Annual Objectives”).  In the fourth quarter, management’s level of achievement of the Annual Objectives is reviewed and evaluated by the ECCG Committee.  The level of achievement of the Annual Objectives has a direct impact on the ECCG Committee’s recommendations with respect to the cash-based annual incentives and may be considered for the long-term incentive of the senior executives, thereby establishing a direct link between senior executive compensation and the Company’s financial and non-financial performance.

Compensation for the Named Executive Officers, as well as for other senior managers, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, special bonuses, and a longer term incentive in the form of stock options granted.  As a senior manager’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards bonuses and stock options, thereby increasing the mutuality of interest between senior managers and shareholders.  The shareholders have approved a stock option plan pursuant to which the Board has granted stock options to the Named Executive Officers.  The stock option plan allows compensation of participants while providing additional incentive to work toward long term Company performance.  The stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the Named Executive Officers, the Board takes into account the number of options, if any, previously granted to each Named Executive Officer and the exercise price of any outstanding options.

(b)

Base Salary

The ECCG Committee recommends the base salary for the Chief Executive Officer of the Company (the “CEO”) and the Executive Vice-President and Chief Financial Officer of the Company (the “CFO”) based on reviews of market data from peer group companies, reviews of externally prepared industry surveys, and public information available on compensation for other corporations of a similar size within the mining industry.  The level of base salary for the CEO and CFO is determined by the level responsibility and the importance of their relative positions to the Company and past and expected future performance.   The CEO’s and CFO’s base salaries are set at levels which are intended to be competitive with the base salaries paid by corporations of a comparable size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success.  Variables such as asset size, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in fixing compensation levels.  Base salaries are generally significantly increased only if market compensation practices change substantially or the senior officer assumes material additional responsibilities.

(c)

Performance Bonus

The Company provides for cash performance bonuses to the Named Executive Officers and senior managers under its Annual Incentive Compensation Scheme.  Performance bonuses are based upon corporate, divisional, and individual performance.  The level of incentive compensation that an individual can earn through a performance bonus, usually expressed as a percentage of base salary, is determined by level of responsibility and significance of position within the Company.  The actual percentage earned is based upon individual and corporate targets and objectives such as building the Company’s asset base, cash flow generation, hedging gains, business development, development of mineral reserves and resources, operational performance, increasing investor awareness and recognition, and health, safety and environmental performance.  Each performance factor is weighted relative to its significance to the operations governed by the individual manager.  In a given year, the Company’s managers may be paid a higher, lower or zero bonus, depending upon whether targets and objectives have been attained or surpassed.

(d)

Stock Options

The Company’s Stock Option Plan (the “Stock Option Plan”) is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  The ECCG Committee considers stock option grants when reviewing senior officer compensation packages as a whole and makes recommendations to the Board with respect to the allocation of options under the Company’s Stock Option Plan.

The Board of Directors determines, after reviewing recommendations of the Chief Executive Officer and the ECCG Committee, the key employees to whom grants are to be made and the terms and conditions of the options forming part of such grants.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Company’s Stock Option Plan in the aggregate and in respect of any fiscal year is limited by the terms of the Stock Option Plan and cannot be increased without shareholder approval.  New options granted under the Stock Option Plan have a maximum five year term, are exercisable at the market price of the Company’s common shares on the date of grant (as defined in the Stock Option Plan).  Vesting is at the discretion of the directors and is determined at the time of grant on the date of grant.  In general, a holder of stock options must be a director, an officer, an employee or a consultant engaged by the Company, a subsidiary or an affiliate in order to exercise stock options.

Please refer to “OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2007”, under Executive Compensation above, for information concerning options granted to the Named Executive Officers during the most recently completed financial year.  In addition, please refer to ”STOCK OPTION PLAN” under Director Compensation below, for further information concerning the Company’s Stock Option Plan.

 (e)

Chief Executive Officer Share Ownership Policy

In order to align the interests of Aurizon and those of its officers and employees, the Company encourages stock ownership and facilitates this through its incentive share purchase plan.  Details of this plan can be found under “Stock Option Plan” below.  The Company has also adopted a policy that the Chief Executive Officer is required to own the equivalent of at least one (1) year of his base salary in Aurizon stock.  Mr. Hall, the current Chief Executive Officer of the Company, meets this share ownership value requirement.  A new Chief Executive Officer would have three years after being appointed to that position to comply with this provision.

All of the Company’s Named Executive Officers own common shares of Aurizon.  The following table summarizes each officer’s holdings as at March 18, 2008:

David P. Hall, Director, Chairman, President and Chief Executive Officer

763,042
Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer

420,950
Michel Gilbert, Vice-President

15,300

(f)

Chief Executive Officer Compensation

The Compensation of the Chief Executive Officer of the Company (the “CEO”) consists of an annual base salary, incentive bonus related to corporate performance, and incentive stock options, all of which are determined in the manner described in the above discussion of compensation for all senior managers.

The base salary of the CEO is established in accordance with the range of compensation for CEO’s of comparable companies.  The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties (the “Peer Group”).  Effective as of January 1, 2008, the CEO can earn a target bonus of up to 50% of his base salary, which, if added to his base salary, brings the resulting total cash compensation to a competitive level.  In 2007, the target bonus was 40% of the CEO’s base salary.  The CEO’s annual salary together with performance bonus is targeted at the medium to upper end of the applicable Peer Group.

The ECCG Committee met in the fourth quarter of 2007 to review trends in comparative executive compensation data for similarly sized companies within the mining industry and measure the Company’s performance against the Annual Objectives that were set out by the Board at the beginning of the year and the Company’s relative performance against its Peer Group.  The ECCG Committee also considered factors such as the CEO responsibilities and contribution to business performance and and his leadership in connection with the continued pursuit of the Company’s growth strategy. The CEO’s principal responsibilities include establishing and monitoring long-term strategic corporate objectives, supervising the Company’s mining, exploration and development activities and selecting and appointing senior officers of the Company.

Following its review, the ECCG Committee concluded that the base salary of the CEO was significantly lower than the base salaries of other Chief Executive Officers of similarly sized companies within the mining industry and Peer Group companies’ and that, in order to remain competitive with market compensation practices, the ECCG Committee recommended an increase in the CEO’s annual base salary for the fiscal year 2008.  In addition, the ECCG Committee concluded that the CEO had been successful in achieving most of the Company’s 2007 Annual Objectives set by the Board and recommended that the CEO’s performance bonus be set at 90% of the maximum allowable limit for 2007 (maximum being 40% of the CEO’s 2007 annual base salary of $228,000).  In addition, the ECCG Committee recommended that the target bonus for the CEO be increased from 40% to 50% of his base salary.

Following its own review, the Board, subsequently, approved the ECCG Committee’s recommendations to increase the CEO’s annual base salary to $320,000 for the fiscal year 2008; to increase the target bonus to 50% of his base salary for the fiscal year 2008; and to award 90% of the maximum allowable cash performance bonus for fiscal year 2007 ( $82,080).

(g)

Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. (See “TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS” above for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

(J)

SHARE PERFORMANCE GRAPH

The following graph and table illustrates the Company’s five-year (to December 31, 2007) cumulative shareholder return based on a $100 investment (on December 31, 2002) compared to the cumulative return on a comparable investment on the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index) and the S&P/TSX Composite for the same period, each Index as published by the Toronto Stock Exchange.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.  The calculations exclude trading commissions and taxes.  Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

FIVE-YEAR TOTAL COMMON SHAREHOLDERS’ RETURN
(Based on an initial investment of Can. $100 on December 31, 2002 to December 31, 2007)

Aurizon Mines Ltd.’s common shares were added to the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index), effective December 18, 2006.  As a result, the Company has replaced the S&P/TSX Gold Index with the S&P/TSX Global Gold Index for comparative purposes.

(K)

COMPENSATION OF DIRECTORS

Except as disclosed herein, the Company has no other arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

(a)

Annual Retainers and Meeting Participation Fees

The role of the Board of Directors has changed considerably in recent years.    Boards today have greater responsibility and strategic involvement in organizations and are experiencing increased demands from shareholders and institutional investors.  Their exposure to risk and associated liability issues have also increased.  As a result of these increased demands and responsibilities, the Company engaged the services of an independent consulting firm, 3XCD – Board Compensation Governance (“3XCD”), to provide an assessment of the Company’s board compensation practices and provide comparative Board compensation practices with peer group companies.   3XCD was paid $15,376 for their assessment.

The ECCG Committee met in the fourth quarter of 2007 to review the assessment provided by 3XCD and to review trends in comparative director compensation data for similarly sized companies within the mining industry.  Following its review and assessment, the ECCG Committee recommended that the annual retainers for directorships and committee chairmanships be increased for 2008.

Based on the recommendations of the ECCG Committee and its own annual review, the Board approved an increase in the cash remuneration to the Company’s non-executive directors and set the directors compensation, effective as of January 1, 2008, as follows:

Annual Retainers:

Directorship

$16,000

Lead Director

$6,000

Audit Committee Chairman

$6,000

ECCGC Chairman

$6,000

Participation Fee per Meeting:

Director Meeting:

$1,200

Regular Committee Meeting

$1,200

During the most recently completed financial year, a total of $205,900 was earned by non-executive directors in respect of annual retainers and meeting participation fees.

In addition, Mr. Louis Dionne, a mining consultant, is periodically engaged by the Company, on an "as needed" basis, to review projects, evaluate business opportunities and conduct reviews of certain aspects of the Company’s operations (the "Services") for which he is paid a rate of $200 per hour and reimbursed for reasonable out-of-pocket expenses incurred in connection therewith.  During the most recently completed financial year, a total of $27,800 was paid to Mr. Dionne in respect of the Services.

(b)

Mandatory Share Ownership Policy for Directors

In May, 2006, the Board implemented a mandatory share ownership policy, whereby directors, within three (3) years of their election to the Board of Directors, are required to hold Common Shares of the Company with a value of no less than three times their annual retainer fees.

As at December 31, 2007, all directors with the exception of Mr. Dionne, who was elected to the Board on May 16, 2006, held Common Shares of the Company with a value in excess of the amount required under the policy.  The current share ownership of each Director is set out under "Election of Directors" in this Information Circular.

(c)

Stock Option Grants

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees, Directors and service providers.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the officers, employees, Directors and service providers of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

OPTION GRANTS TO DIRECTORS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2007
Name of Director	Securities Under Options Granted j (#)	% of Total Options Granted in Financial Year k	Exercise or Base Price ƒ ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Sargent H. Berner	100,000 60,000	2.6% 1.5%	$4.10 $3.74	$4.10 $3.74	April 4, 2012 Dec. 12, 2012
Louis Dionne	150,000 60,000	3.9% 1.5%	$4.10 $3.74	$4.10 $3.74	April 4, 2012 Dec. 12, 2012
Richard Faucher	100,000 60,000	2.6% 1.5%	$4.10 $3.74	$4.10 $3.74	April 4, 2012 Dec. 12, 2012
Diane Francis	100,000	2.6%	$3.25	$3.25	Aug. 23, 2012
Frank A. Lang	100,000 60,000	2.6% 1.5%	$4.10 $3.74	$4.10 $3.74	April 4, 2012 Dec. 12, 2012
Brian S. Moorhouse	100,000 60,000	2.6% 1.5%	$4.10 $3.74	$4.10 $3.74	April 4, 2012 Dec. 12, 2012
Robert Normand	100,000 60,000	2.6% 1.5%	$4.10 $3.74	$4.10 $3.74	April 4, 2012 Dec. 12, 2012



The options for common shares become exercisable on the date of grant.

‚

A total of 3,761,000 options were granted during the year ended December 31, 2007, of which 2,661,000 options were granted to Employees, including the NEOs, and 1,110,000 options were granted to directors, excluding the NEOs.

ƒ

The exercise price of stock options is determined by the Board of Directors, but shall in no event be less than the market price of the common shares of the Company on the Toronto Stock Exchange at the time of the grant of the option.  The market price is the closing price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted, or if no sale is reported on such day, the closing sale price on the last previous business day on which such shares were traded.

 (d)

Stock Option Plan

The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants (the “7% Rolling Plan”).  The 7% Rolling Plan provides that the aggregate number of securities reserved for issuance under the 7% Rolling Plan, together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service, may not exceed 7% of the issued and outstanding Common Shares of the Company.  Based upon the issued capital of the Company as at the date of this Information Circular (147,206,048 shares) and the number of currently outstanding stock options (6,130,500  shares), the Company could grant stock options to purchase up to an additional 4,173,923 common shares pursuant to the 7% Rolling Plan.

As at March 18, 2008, the Company had granted options for the purchase of up to an aggregate of 6,130,500 Common Shares, representing 4.16% of the Company’s outstanding share capital, to its executive officers, directors, employees and service providers to the Company (the "Participants").  The purpose of granting such options is to assist the Company in compensating, attracting, retaining

and motivating such persons and to closely align their personal interests to those of the shareholders.   The purpose of a 7% rolling plan is to provide greater flexibility in competing for, attracting and motivating directors, officers, employees of and service providers to the Company and thereby advance the Company's interests by affording such persons an opportunity to acquire an equity interest in the Company through the stock options.  The 7% Rolling Plan authorizes the board of directors (or compensation committee) to grant stock options to Participants on the following terms:

1.

The number of shares subject to each stock option is determined by the board of directors (or compensation committee) provided that the 7% Rolling Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

(a)

the number of common shares of the Company reserved for issuance pursuant to stock options granted to insiders exceeding 7% of the outstanding issue;

(b)

the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 7% of the outstanding issue; or

(c)

the issuance, to any one insider of the Company and such insider’s associates, of a number of common shares of the Company exceeding, within a one year period, 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance.

2.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the 7% Rolling Plan, unless otherwise approved by shareholders, will be 7% of the issued and outstanding common shares at the time of the grant.  Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the 7% Rolling Plan, and any exercises of stock options will make new grants available under the 7% Rolling Plan.

3.

Any unallocated entitlements under a 7% Rolling Plan must be approved and ratified by shareholders every three years.

4.

The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a period of up to five years, such period and any vesting schedule to be determined by the board of directors (or compensation committee) of the Company, and are non-assignable, except in certain circumstances.

6.

The expiry date of an option may be the later of: a specified expiry date and, where a blackout period is imposed by the Company and the specified expiry date falls within the blackout period or within 5 trading days after such a blackout period, the date that is 10 trading days following the end of the black out period.

7.

Options can be exercised by a participant ("Participant") as long as the Participant is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 90 days after ceasing to be a director, officer, employee or service provider (or such longer period as may be provided in a contract of employment or approved by the board of directors of the Company and, if required, the TSX) or, if the Participant dies, within one year from the date of the Participant's death.

8.

Upon commencement of a takeover bid, or upon a change of control, any unvested options shall be immediately exercisable.

9.

The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an option or the 7% Rolling Plan without obtaining approval of shareholders to:

(a)

make amendments of a clerical or typographical nature and to include clarifying provisions in the Plan;

(b)

implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)

change vesting provisions;

(d)

change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date under the Plan;

(e)

change termination provisions for a Participant who is not an insider beyond the original expiry date;

(f)

reduce the exercise price of an option for a Participant who is not an insider; and

(g)

implement a cashless exercise feature, payable in cash or securities.

All other amendments will require approval of shareholders and the TSX.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the date of this Information Circular, the following table sets forth details with respect to compensation plans under which equity securities of the Company are authorized for issuance, for all compensation plans previously approved by security holders and all compensation plans not previously approved by security holders:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans previously approved by security holders	6,130,500	$3.18	4,173,923
Equity compensation not approved by securityholders	Nil	Nil	N/A

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

There was no indebtedness of any director, executive officer, senior officer, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, is the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices as follows:

(A)

INDEPENDENCE OF MEMBERS OF BOARD

The Company's Board currently consists of nine (9) directors, six (6) of whom are independent based upon the tests for independence set forth in National Instrument 58-101.  Messrs. Berner, Faucher, Lang, Moorhouse, Normand and Ms. Francis are independent.  Mr. Hall is not independent as he is the Chairman, President and CEO of the Company.  Mr. Walton is not independent as he is the Executive Vice-President and Chief Financial Officer of the Company, and Mr. Dionne is not independent as he provides consulting services to the Company from time to time for a fee.

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.  In addition, the Board has appointed Mr. Moorhouse, an independent director, as Lead Director to assist the Board in being effective, cohesive and independent from management.  The Lead Director is responsible for chairing meetings of the non-executive directors.  The Lead Director also acts as the liason between the independent directors and the Chairman and acts as the chair of the Executive Compensation and Corporate Governance Committee.  The non-executive directors hold meetings regularly without the presence of the executive directors.  During the year ended December 31, 2007, six (6) such meetings were held.  The non-executive directors are also encouraged to meet at any time they consider necessary without any members of management, including the executive directors, being present.  The Company's auditors, legal counsel and employees may also be invited to attend.  Further supervision is performed through the Audit Committee, which is composed entirely of independent directors who meet with the Company's auditors without management being in attendance; and through the Executive Compensation and Corporate Governance Committee, which is composed with a majority of independent directors and entirely of non-executive directors.

(B)

PARTICIPATION OF DIRECTORS IN OTHER REPORTING ISSUERS

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

(C)

PARTICIPATION OF DIRECTORS IN BOARD MEETINGS

During the year ended December 31, 2007, eighteen (18) board and standing committee meetings were held.  The attendance record of each director for board and standing committee meetings held in 2007 is as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	ECCG Committee Meetings Attended	Total Number of Meetings Attended	Attendance Record
Executive (employee) Directors
David P. Hall, Chairman, President & Chief Executive Officer	11 of 11	n/a	n/a	11 of 11	100%
Ian S. Walton, Executive Vice President & Chief Financial Officer	11 of 11	n/a	n/a	11 of 11	100%
Non-executive Directors
Sargent H. Berner	10 of 11	n/a	2 of 2	12 of 13	92%
Louis Dionne	11 of 11	n/a	n/a	11 of 11	100%
Richard Faucher	9 of 11	4 of 5	2 of 2	15 of 18	83%
Diane Francis 	3 of 3	n/a	n/a	3 of 3	100%
Frank A. Lang	10 of 11	n/a	n/a	10 of 11	91%
Brian S. Moorhouse, Lead Director	9 of 11	5 of 5	2 of 2	16 of 18	89%
Robert Normand	11 of 11	5 of 5	n/a	16 of 16	100%



Diane Francis was appointed to the Board on August 23, 2007.

SUMMARY OF 2007 MEETINGS

Full Board – 11
Number of Meetings which included Sessions without the presence of Named Executive Officers who are also Directors – 6

Audit Committee – 5
Number of Meetings which included Sessions without the presence of Named Executive Officers – 5

Executive Compensation and Corporate Governance Committee – 2

All of the Executive Compensation and Corporate Governance Committee Meetings held in 2007 were held without the presence of Named Executive Officers.

(D)

BOARD MANDATE

The Board has adopted a Board Mandate, the text of which is attached as Schedule A to this Information Circular.

(E)

POSITION DESCRIPTIONS

The Board has adopted position descriptions for the Chairman of the Board, the Lead Director, who is also the Chairman of the ECCG Committee, and for the Chairman of the Audit Committee.  The Board has also adopted a position description for the CEO.

(F)

ORIENTATION AND CONTINUING EDUCATION

While the Company does not have formal orientation and training programs, new Board members are provided with:

▪

a Directors Manual which contains, among other things, information respecting the functioning of the Board of Directors, committees and copies of the Company’s corporate governance policies, the Board’s mandate, the charters of the board and its committees, corporate policies and other relevant information.  The Directors’ Manual is updated regularly.

▪

access to recent, publicly filed documents of the Company, technical reports and the Company’s financial information; and

▪

access to management and technical experts and consultants.

All Board members are provided with a monthly management report which details the Company’s business results and operations and senior management regularly make presentations to the full board on the main areas of the Company’s business.  Board members have full access to the Company's records.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.

In June, 2007, Mr. Moorhouse, the Lead Director, conducted a site visit to the Company’s Casa Berardi Mine in Quebec and held meetings with senior operational and technical personnel.

In August, 2007, several Board members conducted a surface and underground site visit to the Company’s Casa Berardi Mine in Quebec and held meetings with the Company’s operations and technical team.

(G)

ETHICAL BUSINESS CONDUCT

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Ethics (the "Code") that is posted on its website at www.aurizon.com and filed under the Company's profile at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.

It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code of Ethics.  The Board of Directors has delegated this responsibility to the ECCG Committee which, among other things, reviews the Code periodically.  To date, no waivers of the Code have been granted.  The Company has also established a Whistle-Blower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Lead Director and the Chairman of the Audit Committee.  Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code of Ethics and other Company policies or directives, occurs through the reporting of complaints and concerns through an anonymous whistleblower hotline or through a secure Internet reporting service  in accordance with the Company’s Whistle-Blower Policy.  A copy of the Whistle-Blower Policy is available on the Company’s Web Site at www.aurizon.com

Certain of the Company's directors serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company to promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

(H)

NOMINATION OF DIRECTORS

The ECCG Committee is responsible for identifying potential Board candidates.  The independent members of the ECCG Committee are Mr. Moorhouse and Mr. Berner.  Mr. Dionne is also a member of the ECCG Committee but is not considered to be independent.  The ECCG Committee determines the competencies and skills the Company’s Board of Directors, as a whole, should possess; assesses potential Board candidates relative to perceived needs on the Board for required skills, expertise, independence and other factors and recommends candidates for nomination, appointment, election and re-election to the Board and its committees.  Members of the Board and representatives of the mining industry are consulted for possible candidates.  In addition, the ECCG Committee maintains an evergreen list of possible candidates, which it reviews and updates on a regular basis.

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the ECCG Committee.  The ECCG Committee is responsible for annually assessing Board performance, assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.  The ECCG Committee annually assesses the skills and competencies each existing director possesses and the contribution made by individual directors at meetings.  The Company’s ECCG Committee is also responsible for annually reviewing board size to ensure effectiveness.  Where appropriate, the ECCG Committee will make recommendations to the Board.

(I)

COMPENSATION OF DIRECTORS AND OFFICERS

The ECCG Committee is also responsible for reviewing the adequacy and form of non-executive Directors’ and senior officers’ compensation, to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and senior officer. The ECCG Committee annually reviews the adequacy and form of non-executive Directors’ and senior officers’ compensation and makes recommendations to the Board with respect to the Company’s directorship fee structure and senior officers’ compensation. To determine compensation payable, the ECCG Committee reviews compensation paid for senior officers and directors of companies of similar size and stage of development in the mineral mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the responsibilities, time and effort expended by the directors and senior officers while taking into account the financial and other resources of the Company.  See also "Report on Executive Compensation".

The ECCG Committee has a written charter that sets out the committee’s responsibilities, structure and operations. Pursuant to its charter, and with respect to Compensation, the ECCG Committee is responsible to annually:

•

Assess the CEO against the corporate objectives set by the Board, and make recommendations to the Board with respect to the performance of senior management.

•

Review and make recommendations to the Board with respect to Executive Compensation and the non-employee Directors’ compensation and consider the possible granting of incentive options under the Company’s stock option plans.

•

Review and make recommendations to the Board with respect to Employment Agreements with the CEO and CFO and, where appropriate, make recommendations to the Board.

•

Develop the corporate objectives that the CEO is responsible for meeting for the ensuing year, for recommendation to the Board.

•

Develop CEO and board position descriptions for recommendation to the Board for the upcoming year, including the Company’s Delegation of Authority chart which sets out the definition of the limits to management’s responsibilities.

•

Review the Company’s Executive Compensation disclosure, as set out in the Statement of Executive Compensation published in the Company’s annual Information Circular to Shareholders.

Pursuant to its charter, the ECCG Committee is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

(J)

BOARD ASSESSMENTS

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  To assist in its review, each year Board members are asked to complete a detailed questionnaire which seeks subjective comment in key areas.  The questionnaire is designed to allow members to evaluate how well the Board and its committees are operating and to make suggestions for improvement.  The questionnaire is administered by the Corporate Secretary and responses are reviewed by the Lead Director/Chairman of the ECCG Committee.  The Lead Director/Chairman of the ECCG Committee provides a summary of the report to the Board and the Chief Executive Officer.  Attribution of comments to individual directors in the summary report are not made.  Matters requiring follow-up are identified and action plans are developed and ongoing monitoring is done by the Chair of the ECCG Committee to ensure satisfactory results.   As part of the assessments, Board committees may review their respective mandate or charter and conduct reviews of applicable corporate policies.

(K)

OTHER BOARD COMMITTEES

The Board does not have any standing committees, other than the Audit and ECCG Committees.  From time to time ad hoc committees of the Board are appointed.  During the year ended December 31, 2007, the Board appointed an ad hoc committee to review a proposal for a corporate transaction and to make recommendations to the Board.  Messrs. Normand, Dionne and Berner were the members of this “ad hoc” committee, a majority of whom were independent directors.

AUDIT COMMITTEE INFORMATION

Information regarding the Company’s Audit Committee, together with a copy of the Audit Committee’s charter, is contained in the Company’s Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  In addition, security holders may contact the Company to request copies of the Company’s financial statements and MD&A by contacting Investor Relations at: Tel:  (604) 687-6600; Fax:  (604) 687-3932; Email: info@aurizon.com; Web Site:  www.aurizon.com; Toll Free Can./U.S.:  1-888-411-GOLD.    Financial Information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

DATED this 18th day of March, 2008.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

SCHEDULE “A”

AURIZON MINES LTD.

BOARD OF DIRECTORS MANDATE

I.

Board’s Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.  The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

II.

Board’s Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.  Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.  The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  The Board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.

III.

Composition

The Board of Directors shall be comprised with a majority of individuals who qualify as unrelated directors.

In deciding whether a particular Director is a “related Director” or an “unrelated Director”, the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of factors considered to be relevant.

If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

IV.

Independence from Management

All committees of the Board shall be made up of non-management directors.

In addition, the Board will designate an outside, unrelated director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

The Company’s Executive Compensation and Corporate Governance Committee is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

V.

Specific Responsibilities and Duties

The Board’s mandate includes the following duties and responsibilities:

1.

Reviewing and approving any proposed changes to the Company’s memorandum or articles.

2.

Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.

Approving payment of distributions to shareholders.

4.

Approving any offerings, issuances or repurchases of share capital or other securities.

5.

Approving the establishment of credit facilities and any other long-term commitments.

6.

Selecting and appointing, evaluation of and (if necessary) termination of the CEO.

7.

Succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization.

8.

Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9.

Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10.

Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11.

Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12.

Reviewing policies and processes, as recommended by the Company’s Audit Committee, to ensure that the Company’s internal control and management information systems are operating properly.

13.

Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14.

Approving the Company’s code of business ethics, which includes a communications policy for the Company, and monitoring its application.

15.

Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16.

Arranging formal orientation programs for new directors, where appropriate.

VI.

Directors’ Remuneration and Expenses

The independent directors’ remuneration is fixed by the Board upon the recommendation of the Executive Compensation and Corporate Governance Committee.  The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

Within three (3) years of their election to the Board of Directors, individual directors are required to hold Common Shares of the Company with a value of no less than three times (3Xs) their annual retainer fee(s).

VII.

Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

2

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently.  Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;
Business arising from the previous minutes;
Reports of committees;
President’s report, financial and operational reports;
Other business;
Setting the date and time of the next meeting;
Private session for non-executive directors,
  without the presence of management; and
Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

VIII.

Lead Director

The Board shall designate an outside, unrelated director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.  The Lead Director shall also serve as Chairman of the Executive Compensation and Corporate Governance Committee.

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IX.

Annual Work Plan

	Quarterly	First Quarter	Fourth Quarter
Set Annual General Meeting and Record Dates		X
Receive Audit Committee’s Report regarding: Year-end Financial Statements; MD&A; management’s representation letter; External Auditors Work, Independence and fees; Auditor Recommendation.		X
Review and approve Year-end Financial Statements; MD&A; and management’s certification form thereof.		X
Recommend auditors for the ensuing year		X
Review and reassess the adequacy of the Company’s Code of Business Ethics and relevant corporate policies, as recommended by the Audit and/or Executive Compensation and Corporate Governance Committee.		X

Receive ECCGC’s Report regarding board size, board assessment, evaluation re past years proceedings; current developments relating to corporate governance; the Board’s mandate; the ECCGC’s charter and its membership

X
Review shareholders’ meeting proposals and the Company’s disclosure in its Proxy related material for the annual meeting of shareholders.		X
Review the Company’s Annual Information Form and Report on Form 40-F		X
Review and approve interim financial statements and related MD&A	X

Receive Audit Committee’s Report regarding: audit plan; accounting systems and procedures and internal controls; auditors’ engagement letter; and financial and accounting human resources; the Committee’s charter, membership, and self-assessment/evaluation

X

Receive the ECCGC’s report on its assessment of the CEO against the Company’s corporate objectives; Executive Compensation, including employment agreements with the CEO and CFO, and the non-employee Directors’ compensation and consider the granting of incentive options under the Company’s stock option plan.

X

Review and, if thought fit, approve Executive Compensation, including employment agreements with the CEO and CFO, and the non-employee Directors’ compensation and consider the granting of incentive options under the Company’s stock option plan.

X
Review and approve the corporate objectives that the CEO is responsible for meeting for the ensuing year (as recommended by the ECCGC).			X

Receive the ECCGC’s report regarding its review of the Company’s  descriptions for its CEO and board positions, including the Company’s Delegation of Authority chart which sets out the definition of the limits to management’s responsibilities..

X
Receive the ECCGC’s report on its review of the indemnification of directors and officers, and D&O insurance policy			X
Review and approve the Budget for the ensuing year			X
Review any proposed prospectus filings

Review and approve any material transactions not covered in the Annual Operating Budget.  Material transaction include any transaction greater than 2% of Annual Operating Budget (and not covered in the Annual Budget).

Hold private sessions without the presence of management	X

This Board of Directors Mandate, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of DirectoSrs

  AURIZON MINES LTD.

Last Update:  May 12, 2006

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